DAM HOLDINGS, INC.
PO BOX 503
TOTOWA, NJ 07511

September 13, 2011

Mr. Lyn Shenk
Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549-5546

Facsimile No.: 703-813-6967

Re:	DAM Holdings, Inc.
Form 10-K for Fiscal Year Ended December31, 2009
Filed on April 15, 2010

Dear Mr. Shenk:

This is in response to the Staff’s comment letter, dated April 19, 2011, relating to the annual report on Form 10-K of DAM Holdings, Inc. (“the Company”) for the fiscal year ended December 31, 2009 (the “2009 10-K”) and the quarterly report on Form 10-Q of the Company for the quarter ended September 31, 2010 (the “2010 10-Q”).

We will submit a copy of this letter as “correspondence” via EDGAR. For the Staff’s comments which may require revised disclosure, we propose to include the revised disclosure in our annual report on Form 10-K for the fiscal year ending December 31, 2010 (the “2010 Form 10-K”). The revised disclosure in the 2010 Form 10-K will reflect facts, data and conditions as of the respective dates as will be required or otherwise described in the 2010 Form 10-K.

For your convenience, we have included your comments in this response letter in italicized form and keyed our response accordingly. The page number references in our responses are to the 2009 10-K and 2010 10-Q. Our responses to the comments are as follows:

Form 10-K for Fiscal Year Ended December 31. 2009
Item 7. Financial Statements
Comparative Consolidated Balance Sheet, page F-3

1.     Please provide us with a copy of your impairment testing for both inventory and property and equipment as of December 31,2009 including a discussion of the assumptions that were used and your basis for the assumptions.

Response:

The Company reported $92,738 of cost basis inventory.  The inventory consisted of a limited quantity of spare and repair parts and two completed bikes photographs of which are included in the SEC Form 10-K on page 5 and 6.  The increase in inventory value from 2008 to 2009 is the unimpaired cost of repair parts purchased during 2009 and on hand at December 31, 2009.  The assumption for impairment purposes for 2009 were that i) there were no events occurring in 2009 which decreased the book value of the finished bikes on hand, ii) there were no events occurring in 2009 which decreased the value of inventory on hand at January 1, 2009 and remaining on hand at December 31, 2009 and iii) all parts purchased in 2009 were valued at cost and no events occurred between the date of purchase and December 31, 2009 in respect of parts on hand at December 31, 2009.  Further, the valuation allowance was reduced in respect of parts sold during the year.

The Company reported $14,600 of depreciated book value of Equipment representing approximately 12% of its total assets.  The equipment consisted of office furniture, storage shelving, air compressor and small tools, hand tools, bike lifts and racks, work benches, personal computers and miscellaneous office equipment all of which is not subject to technological obsolescence.  The Company believes that its depreciation policies provide for a sufficient recognition of the decline in value of its items of equipment and does not perform an item by item analysis of its equipment items for impairment purposes.  Items that become damaged or are no longer useful are destroyed and written off, all other items of equipment are in good working order and used regularly in the conduct of business.

The finished bikes are regularly presented and demonstrated at motorcycle shows and rallies.  The bikes are operational, street ready and available for sale with an aggregate total retail value of over $125,000.

Supplemental Schedule of Non-cash Investing and Financing Activities. page F-6

2.     We note your response to our prior comment 4. Please tell us where the common stock issued for services in the amount of $357,545 during 2008 is recorded in the Statement of Stockholder’s Deficit.

Response:

The shares issued for services are set forth on Statements of Stockholder’s Deficit and are the following:

Amount
Shares issued for services	$67,000
Selling agent warrants	20,025
Share based compensation	82,167
Incentive stock options granted	110,333
Shares issued for executive services	84,395
$363,920
357,545
Classification error	$6,375

The line item on Supplemental Schedule of Non-cash Investing and Financing Activities is the composite amount from the Consolidated Statement of Cash Flow which includes the fair value all securities issued for items of expense both shares and options.

Note 2. Summary of Significant Accounting Policies
Inventories, page F-9

3.     We note your response to our prior comment 5. However, it does not appear that you have addressed our comment, and as such we reissue our comment. Please tell us your basis in the accowiting literature for classifying motorcycle prototypes as inventory rather than expensing such costs as incurred as research and development costs or depreciating such costs as a component of property and equipment over their expected useful lives.

The line item on Supplemental Schedule of Non-cash Investing and Financing Activities is the composite amount from the Consolidated Statement of Cash Flow which includes the fair value all securities issued for items of expense both shares and options.

Response:

The Company has no prototype items in inventory.  Inventory consists of 2 finished bikes the photographs of which appear on page 5 and 6 of SEC Form 10-K for the year ending December 31, 2009.  All others parts in inventory consist of repair parts for the Company’s bikes and for bikes made by others which the Company may perform service and repair work for.  The term “prototypes” appearing in the Inventories footnote on page F-9 should have been deleted.

Controls and Procedures

4.     We note your response to our prior comment 8 and 9. You state that you have identified a weakness in proofreading and final preparation of financial statement note disclosure summary information. Please tell us what consideration was given to the discovery of this weakness in your conclusion regarding the effectiveness or ineffectiveness of your disclosure controls and procedures and your intemal controls over financial reporting as of December 31, 2010.

Page 3 of 4 Response:
The Company has advised each of the persons with input to the Company’s reports that all reports require careful attention to preparation detail and careful proof reading and tracing of amounts which appear in more than one place in such reports.  The President of the Company is to perform a final reading of the finished report to assure accuracy and consistency of items which appear in more than one place in the report prior to the report being filed with the Commission.

In connection with responding to the Staff’s comments, the Company hereby acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

●
the Staff’s comments or changes to disclosure in response to the Staff’s comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Company’s filings; and

●	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or wish to discuss the foregoing, please contact Mark S. Klein (President) at 973-981-8626 or Charles A. Koenig (Company Attorney) at 614-241-5902.

Sincerely,

/s/ Mark S. Klein
Mark S. Klein
President

Cc:           Ms. Aamira Chaudhry
(Securities and Exchange Commission)